June 6, 2025

Suren Ajjarapu
Chief Executive Officer
IWAC Holding Co Inc.
59 N. Main Street
Florida, NY 10921

Binson Lau
Chief Executive Officer
Btab Ecommerce Group, Inc.
Angel Place Level 17
123 Pitt Street
Sydney, NSW 2000 Australia

       Re: IWAC Holding Co Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted May 14, 2025
           CIK No. 0002033522
Dear Suren Ajjarapu and Binson Lau:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-4
We have limited business insurance coverage, page 38

1. We note your revised disclosure in response to prior comment 21, including that your current insurance does not cover cyber threats and data breaches. Please revise your
 June 6, 2025
Page 2

       risk factor disclosure at the top of page 38 to note this information and describe the risks associated with operating an ecommerce company without insurance coverage for cybersecurity incidents.
Risk Factors
Since we have not consummated our initial Business Combination by December 13, 2024 ..., page 53

2.     We note your amended disclosure in response to prior comment 22, including your
       statement that "[t]here can be no assurance that the Trading Suspension will be lifted prior to the Closing." However, we note that since the suspension, the NYSE filed a
       Form 25 to delist your securities. Please revise to remove any reference to lifting the
       Trading Suspension and revise to state that in order to trade on NYSE, you would need to submit a new application, what that involves, and the likelihood that you would pursue that prior to closing the business combination. Additionally, we note your statement that "[i]f the filing of the Form 25 materially impacts the parties ability to complete the Business Combination on the terms thereof or
Pubco   s ability
       to list on a national securities exchange, IWAC will promptly file a Current Report on
       Form 8-K to report such event, with sufficient advance notice prior to the consummation of the Business Combination for shareholders to make an investment decision with respect to their shares." Please revise to further explain this statement, including how the Form 25 would materially impact the parties' ability to complete the Business Combination. If it involves any conditions that need to be waived by one or other of the parties, please revise to state as much.
Proposal Two -- The Domestication Proposal, page 102

3. We note that IWAC is asking its shareholders to approve the Domestication Proposal, which is a condition precedent to the Business Combination Proposal. Please register the domestication on a Form S-4 or provide a detailed legal analysis as to why IWAC is not required to register this transaction.
Background of the Business Combination, page 112

4. We note you deleted the statement that "[p]rior to the consummation of the IPO, neither IWAC, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Btab." Please tell us why you deleted this statement.
5. We note your amended disclosure in response to prior comment 26. Please disclose which party is responsible for the $1.4 million outstanding costs and fees associated with the Refreshing business combination. Please also revise to include a Question and Answer that addresses the amounts to be paid by each party at and post-closing.
Sponsor Handover, page 119

6. We note your amended disclosure in response to prior comment 29. Please revise to include the total costs and fees assumed by Sriram.
 June 6, 2025
Page 3
Description of negotiation process with Btab, page 120

7. We note your amended disclosure in response to prior comment 30, including each of the factors considered on page 120. Please revise to discuss each of the factors in further detail or provide cross-references to their respective discussions elsewhere in the prospectus.
8. We note your amended disclosure in response to prior comment 31, including that during the March 22, 2024 meeting, the parties agreed that each share issued as consideration would be valued at $10 per share, rather than valuing the shares at
       IWAC's redemption price at the time of the Business Combination. Please revise to state the reason for this decision and include the anticipated redemption price or price range for such shares. Additionally, please revise to include the ultimate decision that was made regarding the valuation of the Class V shares.
9. We note your amended disclosure in response to prior comment 32, including that
       Cayman Island counsel advised that Mr. Lau's conflict of interest be fully disclosed to all directors. Please advise when such disclosure occurred. In this light, we note that the LOI was entered into before the board received this advice from Cayman Island counsel. Please advise if the conflicts disclosure occurred before or after executing the
       LOI.
Recommendation of the Board and Reasons for the Business Combination, page 124

10. We note your amended disclosure in response to prior comment 38 and we reissue in part. Please revise to state whether or not the Business Combination Agreement and transactions contemplated thereby was approved by a majority of the IWAC directors who are not employees of the special purpose acquisition company. If any
       IWAC director of the special purpose acquisition company voted against, or abstained from voting on, approval of the Business Combination Agreement and the transactions contemplated thereby, identify such persons, and indicate, if known after
       making reasonable inquiry, the reasons for the vote against the transaction or abstention.
11. We note your amended disclosure in response to prior comment 39 and we reissue in part. Please identify the specific financial and other terms of the Business
       Combination Agreement that you are referencing with respect to the arm's length negotiations between the Special Committee and Btab.
Certain Unaudited Projected Financial Information, page 145

12. We note your response to prior comment 43 and we reissue it in part. With respect to your risk factor disclosure on page 33, please revise to remove the portion of the caption that states that actual results may be "significantly higher" than estimated, or please tell us why you believe retaining this disclosure would likely be material.
       Additionally, please further revise the risk factor to note, if true, that projected results may be unrealistic and have resulted in inflated valuation conclusions. With respect to your revised disclosure on page 147, to the extent any of the assumptions can be qualified or tied to specific values in the financial projections, please revise to disclose that information. If not, please revise to state as much. Finally, please revise to:
           include specifics of what management experience and industry information was
 June 6, 2025
Page 4

           used to create the financial projections;
             explain what information from established companies in related industries Btab's management used and identify such companies and related information; and
             state the assumptions underlying the increases in revenues over the years (we note that revenue for product supply and online stores is projected to increase from
           $9.1 million for the year ended December 31, 2023 to $646 million for the year ended December 31, 2028), include a description underlying the substantial projected revenue growth in 2025 and 2026, state the basis for the addition of additional revenue streams for the year ended December 31, 2025, as compared to any later year, etc.
13. We note your response to prior comment 44. Please revise to include your response to this comment in your disclosure. Additionally, please revise to disclose whether the
       IWAC board would meet to consider and vote on the business combination if Btab management revises and updates its financial projections prior to the business combination. If not, please revise to state as much and state why not.
14. We note your amended disclosure in response to prior comment 45. Please revise your disclosure of "Industry Comparisons & Market Size Considerations" to further qualify your statement regarding Btab's similarities with Amazon, Shopify, Alibaba, Temple
       & Webster, Wayfair, and Global-e Online. In that light, we note that many of these companies are much larger and further developed than Btab's current business.
Opinion of the Mentor Group, page 152

15. We note your amended disclosure in response to prior comment 46, including your statement on page 152 that "The Mentor Group did not specifically consider the fairness of the equity value of $250,000,000 to the security holders of IWAC." However, we also note your disclosure on the same page that "...
The Mentor
       Group as set forth in its written opinion, the $250,000,000 equity value of Btab pursuant to the Business Combination Agreement, which was provided by
IWAC
       management, was fair from a financial point of view to the public shareholders of
       IWAC." (emphasis added). Please advise and reconcile for consistency.
16. We note your amended disclosure in response to prior comment 48 and we reissue it in part. We also note your statement on page 155 that "[i]n performing its analyses,
       The Mentor Group made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Btab. These include, among other things, the
       impact of competition on Btab   s business and the industry generally,
industry growth,
       and the absence of any adverse material change in the financial condition and prospects of Btab, or the industry, or in the financial markets in general." Please revise to disclose such assumptions. Finally, we note the statements that "The Mentor Group considered the results of all of its analyses as a whole and attributed particular weights to several of the analyses or factors it considered" and "[i]n addition, The Mentor
       Group may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions." Please revise to disclose the particular weights assigned to the analyses or factors it considered.
 June 6, 2025
Page 5

Comparable Company Analysis, page 153

17. We note your response to prior comment 49; however, we do not see any revised response disclosure. For each of the companies identified in the Comparable
       Company Analysis, please disclose the historical, current, and prospective financial information, ratios and public market multiples as well as the similar business and operating characteristics identified by The Mentor Group. Additionally, to the extent that The Mentor Group identified operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, please revise to state as much as well. Finally, we note the statement that the companies were chosen based on The Mentor Group's "knowledge of the industry." Please elaborate and advise whether any of the companies were chosen based on The Mentor Group's knowledge, as compared to the categories listed above.
Btab's Business, page 189

18. We note you discuss certain measures or amounts as of fiscal year 2023, for example you state "Our Australia-Owned Manufactured Furniture segment, representing approximately 42% of our Fiscal 2023 net revenues...", please revise to update for fiscal year 2024 through out this section and the filing as applicable. Our Company, page 189

19. We note your statement that "[w]e aspire to be the leading e-commerce company for small businesses and make a significant social impact." Please revise to disclose how you measure "leading" (revenues, number of products sold, etc.) and clarify what you mean by "make a significant social impact.
Our Reportable Business Segments, page 191

20. We note your statement that "[w]e diversify our business by geography, primarily operating in Hong Kong and Australia, and through multiple distribution channels."
       However, we note your disclosure on page 208 that only 8% of your revenue for the year ended December 31, 2024 was generated by your Hong Kong Food
Products
       business due to your exploration of new international markets. Please revise for consistency. Additionally, to the extent that you are winding-down or pivoting direction with this business, please revise to reflect that current status in your business description.
Third-Party Platforms
a. Industry Trends and Market Opportunity, page 196

21. We note your amended disclosure in response to prior comment 56, including that you base your statement of a "materially larger" total addressable market on your ability to generate "incremental revenue." Please give additional context for what you mean by a "materially larger" total addressable market by quantifying it and similarly quantify the "incremental revenue" that you have generated.
 June 6, 2025
Page 6
Regulatory Matters, page 204

22. We note your amended disclosure in response to prior comment 58. Please revise the
       Regulatory Matters section to disclose the effect of existing or probable governmental regulations on the business. Refer to Item 101(h)(4)(ix) of Regulation
S-K.
Certain Relationships and Related Parties Transactions, page 254

23. Please revise to also include tabular or some other illustrative format to disclose the various related party transactions listed here so that a potential investor can clearly understand each transaction and the appropriate related party. Please also revise to include a Question and Answer that discusses your related party transactions and the total amounts between parties.
Index to consolidated financial statements of Btab Ecommerce Group, Inc.
Note 14. Segment Reporting, page F-63

24. We note you reallocated resources and reduced direct investment and sales efforts within your Hong Kong food products segment. You further state, "[t]he Company clarifies that operations in Hong Kong have not been abandoned, nor classified as held for sale or discontinued. Rather, the Company continues to maintain an active operational presence in the region." However, on page 214 you state sales decreased primarily due to temporary cease of operations in Hong Kong and having only three months of sales during the year and on page 208 you state it was due to the exploration of new international markets and office renovations. Please tell us and revise to clarify the status and nature of these operations during 2024, as of the end of
       2024, and the current status of that segment's operations.
General

25. We note your amended disclosure in response to prior comment 62 and we reissue in part. Please revise to disclose the information related to your Current Sponsor as required by Items 1603(a)(2), 1603(a)(3), and 1603(a)(4) of Regulation
S-K.

       Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jessica Yuan
      Andrew M. Tucker